Exhibit 4.26

Certificate of Credit Line

To: Shenzhen Xunlei Networking Technologies Co., Ltd.

This is to certify that Bank of Ningbo Co., Ltd. Shenzhen Branch ("the Bank") has approved an unsecured general credit line of RMB 100 million for your company in January 2024, within a validity period of 1 year, including but not limited to revolving loans, acceptance bills, guaranteed discount for commercial bills, and domestic letters of credit, for meeting your company's working capital needs in day-to-day operations.

Supplementary notes to this Certificate are set out below:

1. The business under this Certificate shall comply with applicable laws and regulations such as the Commercial Bank Law, the Civil Code, and the General Rules on Loans, as well as the Bank's relevant rules.

2. This Certificate shall not be transferred to others, nor be used as a supporting document for security, financing or disguised financing.

3. This Certificate is only a certificate of the general credit line, and does not represent any specific business commitments, and the relevant business under the credit line is subject to the necessary approval by the Bank. The credit line does not constitute a firm commitment to loan disbursement by the Bank, and the Bank reserves the right to terminate the credit line at any time. The specific loan disbursement operations shall be subject to the Bank's requirements and policies on credit facilities, and both parties' rights and obligations shall be subject to the specific contract.

/s/ Seal of Bank of Ningbo Co., Ltd. Shenzhen Branch

/s/ Seal of person in charge

Person in charge (Signature & Seal):

January 9, 2024